UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

Legend Town, CN01 Floor 4

No. 1 Ba Li Zhuang Dong Li, Chaoyang District

Beijing 100025, People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Exhibit 99.1 – Charm Communications Inc. Announces Upcoming Departure of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/s/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: October 7, 2013

Exhibit 99.1

Charm Communications Inc. Announces Upcoming Departure of Chief Financial Officer

BEIJING, October 7, 2013 – Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced that Mr. Wei Zhou, the Company’s chief financial officer, will be leaving the Company to pursue other initiatives at the expiration of his employment contract, effective November 1, 2013. Going forward, Ms. Cindy Wang, Charm’s vice president of finance, will manage the Company’s daily financial operations, reporting directly to the Company’s chief executive officer.

“We thank Wei for his dedicated service and his leadership since joining us in 2009,” said Mr. He Dang, Charm’s chairman and chief executive officer. “During his tenure, he oversaw our financial unit and helped the Company through its initial public offering on the NASDAQ Stock Market. We wish Wei well in his future endeavors.”

Mr. Dang added, “We have a strong finance team in place that will continue working in partnership with our business. Cindy has been mainly responsible for building a strong financial controls system since joining us in 2008 and she has proven herself to be a valuable resource. We have the utmost confidence in the team’s capabilities.”

Ms. Wang has been in charge of U.S. GAAP reporting, SEC filings and SOX compliance since she joined the Company in 2008. She was promoted to vice president of finance in August 2013. Ms. Wang worked previously at Ernst & Young and earned a Bachelor of Science degree in Finance from Zhejiang University and a Master of Science degree in Accounting from the University of Missouri – Kansas City.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as a number of major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please visit http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Cindy Wang

Vice President of Finance

Charm Communications Inc.

Phone: +86-10-8556-2527

Email:  ir@charmgroup.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial

Phone: +1-616-551-9714

Email:  chrm@ogilvy.com